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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                         For the month of September 2002

                        Commission File Number 000-27811

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 6362-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X             Form 40-F
                                   -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.


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Chartered Semiconductor Manufacturing Ltd (the "Company") is incorporating by reference the information and exhibits set forth in this Form 6-K into the following registration statements: Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).


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                                TABLE OF CONTENTS


1.   Other Events

     In connection with the Company's previously announced rights offering, the Company is filing documents relating to the rights offering as Exhibits 99.1 through 99.4 to this report on Form 6-K, each of which is incorporated by reference herein.


2.   Exhibit

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
99.1     Application Form for New Ordinary Shares and Excess New Ordinary Shares

99.2     Application Form for New Ordinary Shares

99.3     Provisional Allotment Letter for New Ordinary Shares

99.4 Instruction Booklet for Participation in the Rights Offering of New Ordinary Shares
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.


Date: September 17, 2002


                                                 CHARTERED SEMICONDUCTOR
                                                 MANUFACTURING LTD


                                                 By:  /s/ George Thomas
                                                     ---------------------------
                                                 Name:  George Thomas
                                                 Title: Vice President and Chief
                                                        Financial Officer
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                                  EXHIBIT INDEX

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
99.1     Application Form for New Ordinary Shares and Excess New Ordinary Shares

99.2     Application Form for New Ordinary Shares

99.3     Provisional Allotment Letter for New Ordinary Shares

99.4 Instruction Booklet for Participation in the Rights Offering of New Ordinary Shares
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